Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a letter sent to NXP RF Power Customers

May 11, 2015

Dear customer,

As follow up on my last letter of March 26th, I would like to further inform you on our progress about the divesting of the RF Power business. I stated before that we will ensure the divested business will continue to be a healthy, strong and vigorous competitor in the RF Power market as it is today and able to continue to execute its existing plans for the business. In this letter, I would like to share more details on our progress divesting the RF Power business and our continued support towards you.

Summarized, the key elements of the carve-out are:

•	The full NXP RF Power team, including its management team, dedicated R&D and customer support will move with the divested RF Power business.

•	Assembly & Test in the Philippines (APP) will transfer with the divested RF Power business.

•	We will ensure that the carve-out of the NXP business from NXP does not lead to any discontinuities in the supply and support that you receive as a customer of the business.

•	All patents and IP that are exclusively and pre-dominantly used by the divested RF Power business will transfer. In NXP, the LDMOS technology and most of the RF Power package types are exclusively used by the divested RF Power business and its Doherty IP is pre-dominantly used by the divested RF Power business.

•	Contracts dedicated to the RF Power business will transfer with the RF Power business.

In addition I can inform you now that;

•	Supply contracts will be signed between NXP and the divested RF Power business, ensuring continuous and undisrupted support of all LDMOS technologies production out of ICN8 Nijmegen (NXP) until a qualified alternative reputable source has been ramped up and fully qualified. Agreement will be made to cover base plan and flexibility for additional volumes.

•	Moreover, we will put plans in place to build wafer stocks to support our customers who need even longer term supply plans for critical products.

•	We foresee that this alternative source will start manufacture of new products as from end of 2016 and that any legacy products will continue to be manufactured from ICN8/Nijmegen until the end of their lifetime. This means no additional (re)-qualification will be required neither process transfer for those legacy products. With these supply agreement our goal is to enable our customers to design-in existing products with confidence knowing no requalification will be necessary.

•	During the period of the supply agreement, in accordance with guidance from antitrust authorities, we will take appropriate ring-fencing measures to protect sensitive information from leaking to other units within NXP.

•	We are accelerating our efforts adding significant investments in new technology development to accelerate our approach to the market and to support you. This includes acceleration of next generation LDMOS technologies, GaN release and new package technologies.

NXP Semiconductors N.V., High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

www.nxp.com, Trade Register Eindhoven No. 34253298

NXP met several potential buyers of the NXP RF Power business and received very positive reactions. In the coming weeks we will further discuss the details making sure that the buyer can ensure a similar level of competition and innovation in the RF Power market going forward. As stated before the sale of the NXP RF Power business will also be subject to regulatory review. Our expectation is that we will be able to communicate the identity of the buyer in the June timeframe.

Our executives will reach out to you and further discuss the progress so far in details. We continue to take steps to ensure the business will have full continuity in delivering industry leading RF Power technology and support to you as a trusted partner for the long term.

Best regards,

Rick Clemmer

President and CEO